April 22, 2010

BY EDGAR

Edward M. Kelly, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re: Asia Growth Private Equity 1, Limited
Pre-Effective Amendment to
Registration Statement on Form 20-F
Filed January 28, 2010
File No. 000-53818

Dear Mr. Kelly:

Reference is made to your comment letter, dated February 22, 2010 (the “Comment Letter”) to our client, Asia Growth Private Equity 1, Limited (the “Company”), relating to Registration Statement on Form 20-F filed by our client on November 3, 2009. Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Facing page

1.           Complete the line “Commission File number: ________” by including the number.

The Commission File number has been inserted.

Capitalization and indebtedness, page 5

2.           Disclosure that Alpine Venture Associates, LLC loaned the company $5,950 is inconsistent with disclosure in the financial statements and Exhibit 4.1 that Alpine Venture Associates, LLC loaned the company $6,950. Please reconcile the disclosures.

The Capitalization and indebtedness subsection of Item 3 has been revised to explain the inconsistency between the amount actually loaned and the amount set forth in Exhibit 4.1.

There is currently no trading market for our shares… page 7

3.           Refer to prior comment 5. Explain what comprises “Form 10 information” because some investors may be unfamiliar with the form and its requirements.

A sentence has been added to the end of the risk factor to define “Form 10 information.”

Exhibits and Exhibit Index,  page 16

4.           Delete the words “and Exhibit Index.” Delete also the words “Exhibit Index” immediately following the colon.

 The words have been deleted.

Exhibits and Exhibit Index, page 16

5.           Move the exhibit index from the page immediately after the signatures’ page so that it is immediately before exhibit 1.1

The exhibit index has been moved to immediately after the end of the financial statements.

In addition to the changes made in response to staff comments, Note 2(e) of the Financial Statements has been revised and a Note 8 to the Financial Statements has been added.
The Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	it may not assert staff comments as a defense in any proceeding initiated by theCommission or any person under the federal securities laws of the United States

Very truly yours,

/s/ Darren Ofsink

 Darren Ofsink